Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
August 18, 2010
Lance, Inc. and Snyder’s of Hanover, Inc. Announce FTC Clearance for Proposed Merger
CHARLOTTE, N.C. and HANOVER, Pa., Aug 18, 2010 /PRNewswire via COMTEX News Network/ — Lance, Inc. (Nasdaq: LNCE) (“Lance”) and Snyder’s of Hanover, Inc. (“Snyder’s”) today announced they have received clearance from the U. S. Federal Trade Commission via early termination of the review process under the Hart-Scott-Rodino Antitrust Improvements Act for their previously announced proposed merger of equals. The merger is expected to be completed in the fourth quarter of this year and is still subject to shareholder approval by Lance and Snyder’s stockholders and the satisfaction of other customary closing conditions.
“We are pleased with the quick and orderly review of our proposed merger by the Federal Trade Commission and their decision for early termination,” said Carl E. Lee, Jr., President and Chief Executive Officer of Snyder’s. “We remain very excited about the potential strength and scale of the combined companies and the value that the merger will bring to our consumers, customers and shareholders,” said David V. Singer, President and Chief Executive Officer of Lance.
On July 22, 2010, Lance and Snyder’s announced they had signed a definitive agreement to combine in a stock-for-stock merger of equals that will create a combined company to be called Snyder’s-Lance, Inc. (“Snyder’s-Lance”). In addition to leading iconic brands such as Lance®, Snyder’s of Hanover®, Cape Cod® and Grande®, Snyder’s-Lance will have a national distribution footprint including one of the largest Direct Store Delivery (“DSD”) networks in the United States.
Cautionary Note Regarding Forward-Looking Statements
This press release includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”) on August 13, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the Form S-4 that has been filed by Lance on August 13, 2010. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This press release relates to a proposed merger between Lance and Snyder’s that is the subject of a registration statement, which includes a preliminary joint proxy statement/prospectus that has been filed by Lance with the SEC on August 13, 2010. This press release is not a substitute for the preliminary joint proxy statement/prospectus that Lance has filed with the SEC or any other document (including the definitive joint proxy statement/prospectus) that will be filed with the SEC or sent to Lance or Snyder’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR SENT TO STOCKHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s are contained in the preliminary joint proxy statement/prospectus filed by Lance with the SEC on August 13, 2010. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.
SOURCE Lance, Inc.
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